EXHIBIT 99.8
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos., 333-159047, 333-148048 and 333-145300 on Form S-8 and Registration Statement No. 333-217016 on Form F-3D and Registration Statement No. 333-237728 on Form F-10/A and to the use of our reports dated February 17, 2022 relating to the financial statements of Yamana Gold Inc. (“Yamana”) and the effectiveness of Yamana’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2021.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 28, 2022